Exhibit 99.1

Focus Media Regains Compliance with Nasdaq After Changes in Board of Directors

SHANGHAI, China, May 19, 2008 – Focus Media Holding Limited (Nasdaq: FMCN), today announced that it has received a letter from Nasdaq Listing Qualifications on May 16, 2008 stating that Focus Media had regained compliance with the independent director requirements for continued listing on The Nasdaq Global Market set forth in Marketplace Rule 4350.

The letter from the Nasdaq noted that the Company’s 2007 annual report indicated that the Company’s Board of Directors consisted of four independent and five non-independent directors as a result of the Company’s Board of Directors’ determination that Mr. Charles Chao was precluded from serving as an independent director under Marketplace Rule 4200(a)(15), but Mr. Chao was serving on the Company’s audit, compensation, and nominating committees, which does not comply with Nasdaq Marketplace Rule 4350.

The letter also stated that, based on the information regarding the: 1) resignation of Mr. Chao from the Company’s audit, compensation, and nominating committees; 2) the resignation of Mr. David Feng Yu, a non-independent director, from the Company’s Board of Directors (the “Board”); 3) the appointment of Mr. Ying Wu, whom the Board determined to be an independent director, to the Board; and 4) the appointment to our audit, compensation and nominating committees of additional independent directors to replace Mr. Chao as detailed in our press release of May 15, 2008, Focus Media has regained compliance with Rule 4350.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of December 31, 2007, Focus Media’s digital out-of-home advertising network had approximately 112,298 LCD display in its commercial location network, approximately 49,452 LCD displays in its in-store network and over 190,000 advertising in-elevator poster / digital frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Forms F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn